Contact

www.linkedin.com/in/william-c-gallo (LinkedIn)

William C. Gallo

Experienced entrepreneur who starts and grows profitable entities

Jericho, New York, United States

Experience

Emergency Medical Solutions

President and CEO

March 2020 - Present (4 years)

Jericho, New York, United States

Supplier of high quality personal protective equipment (PPE), including medical masks, coveralls, isolation gowns, protective eyewear and gloves.

The firm also offers other critical medical safety supplies, including the popular Germ Smash™ hand sanitizer, UV sanitizers, infrared thermometers and civilian masks.

Emergency Medical Solutions leverages decades of experience in complex global logistics to deliver vetted products in high volumes, on time and at fair prices.

http://www.ems.team

GVNG

Chairman of the Board

2016 - Present (8 years)

Los Angeles, California, United States

Chairman of the board and major shareholder in a revolutionary technology platform that enables individuals and companies to start, run, and operate a 501(c)(3) nonprofit project within minutes.

https://www.gvng.com

GalloStables

Owner

2014 - Present (10 years)

Hallandale Beach, Florida, United States

Based in Gulfstream Park in Hallandale, Florida, GalloStables races and breeds thoroughbreds.

Since 2015, Gallo has partnered with Bella Inizio Farms in Ocala, Florida. It trains, races and breeds thoroughbred race horses for owners. It also pinhooks, provides consulting and runs a retirement program for thoroughbreds.

William Gallo also is the only U.S. member of the highly selective 1680-member Japanese Racing Association. He races two horses in Japan.

Amasia Entertainment
Managing Director
2012 - Present (12 years)
Beverly Hills, California, United States

Sole financier of Los Angeles-based firm that produces movies, including Mr. Right starring Anna Kendrick and Sam Rockwell (2015); The Call starring Halle Berry and Abigail Breslin (2013); and Them That Follow, starring Oscar-winning actress Olivia Colman. The latter was a 2019 Sundance Film Festival selection.

AMASIA and Universal are partnering on the upcoming feature The Green Hornet and Kato after AMASIA obtained rights to the Green Hornet franchise.

The firm also recently gained rights to the Dark Shadows television show and will produce a sequel series, currently under development.

https://amasiaentertainment.com

DWG Holdings
Managing Partner
2010 - Present (14 years)
Jericho, New York, United States

New York real estate investment firm that owns significant stakes in luxury oceanfront residential properties in Long Beach, NY; and that owns and operates commercial and residential rental properties in Long Beach, NY and Astoria, NY.

The firm holds no mortgages.

DWG also owns a substantial stake in Anchor Associates, a 65-person Manhattan real estate brokerage that facilitates purchases, sales and rentals.

Columbia Grain Trading Inc. and Pasternak, Baum & Company, Inc.
President and CEO
1975 - 2017 (42 years)

Columbia Grain Trading Inc.

President and CEO

2008 - 2017

After Marubeni Corporation acquired Pasternak, established a firm built on the trading platform, Columbia Grain Trading, which was owned by Marubeni. Was appointed President and CEO of both. Created an innovative cross-company collaboration to accelerate sales: working in tandem with Marubeni Corporation's grain division, which he continued to lead, Gallo tripled both firms income, with Columbia Grain's sales revenues rising to as high as $17B as they became the leading supplier of soybeans to China from all producing origins from 2012 to 2017.

Pasternak, Baum & Company, Inc.

President and CEO

1975 -2017

Grew Pasternak's grain division into the largest international grain brokerage firm in the world. Sold the firm to Marubeni Corporation in 2008 and remained as President and CEO.

Pasternak Wine Imports
Founder
1988 - 2007 (19 years)

Represented 31 vineyards around the world and grew revenue to $50M.

Acquired by Domaine Baron de Rothschild.

Merrill Lynch
Commodity Risk Manager/Broker
1974 - 1975 (1 year)

Registered commodity representative on all commodity exchanges in the United States. Designed hedge accounts for commercials active in the grain business.

Continental Grain Company
Grain Trader

1971 - 1974 (3 years)

Trained as a freight manager, grain merchandiser and grain merchant for Continental Grain before becoming a commodity trading manager for Continental Milling, a wholly owned subsidiary.

U.S. Navy Merchant Marines
Ensign
1970 - 1971 (1 year)

Third officer aboard MV Export Banner for American Export Isbrandtsen Lines.

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Education

SUNY Maritime College at Fort Schuyler

B.S., magna cum laude, Marine Transportation. Minor: economics   · (1970)